

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

<u>Via facsimile</u>
Mr. Faiyaz A. Dean
Dean Law Corp
601 Union Street
Suite 4200
Seattle, Washington 98101

> **Re: Mass Petroleum Inc. (the "Company")**
> **File No.: 0-53447**

Dear Mr. Dean,

     In your letter dated July 10, 2013, you request, on behalf of the Company, that the Staff waive the audit requirement for the cumulative data that is presented for development stage companies.

     We have evaluated your letter and do not believe it provides sufficient basis to grant your request.

     The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3747.

                                        Sincerely,

                                        Tricia Armelin
                                        Associate Chief Accountant